Exhibit 99.28(a)(iv)

PFM FUNDS

CERTIFICATE OF DESIGNATION RENAMING
PRIME SERIES

The Board of Trustees (the "Board") of PFM Funds (the "Trust"), acting pursuant to Section 6 of Article III of the Trust's Declaration of Trust, dated as of September 29, 2008 (the "Declaration of Trust"), hereby renames Prime Series of the Trust ("Prime Series"), effective as of October 3, 2016. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Declaration of Trust.

1.           Name of Series. Prime Series shall hereinafter be known as "Government Select Series."

IN WITNESS WHEREOF, the members of the Board have executed this Certificate of Designation as of the date set forth above.

Larry W. Davenport

Michael P. Flanagan

Jeffrey A. Laine

Brian M. Marcel

Martin P. Margolis

Robert R. Sedivy

Joseph W. White